Exhibit 99.1

IM Cannabis Reports Record Fourth Quarter and Fiscal Year 2021
Financial Results and Provides First Quarter 2022 Outlook

Fiscal Year 2021 revenues increased 242% year-over-year to a record of over $54 million

Q4 2021 revenues increased 309% year-over-year and 39% compared to Q3 2021

Sequential revenue growth and gross margin improvement expected in Q1 2022

Toronto, Canada and Glil Yam, Israel – March 31, 2022 – IM Cannabis Corp. (the “Company”, “IM Cannabis”, or “IMC”) (CSE: IMCC) (NASDAQ: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany, provided financial results for the three months and fiscal year ended December 31, 2021. All amounts are reported in Canadian dollars unless otherwise stated.

Q4 and Full Year 2021 Financial Summary

(CAD, in millions)	Q4 2021	Q4 2020	Change (%)	FY 2021	FY 2020	Change (%)
Revenues	$20.0	$4.9	309%	$54.3	$15.9	242%
Gross Profit[1]	$3.8	$2.8	36%	$11.9	$8.8	35%
Adjusted EBITDA[2]	($8.3)	($2.4)	N/A	($22.0)	($4.9)	N/A

Management Commentary

“Our revenue growth of 242% to a record of over $54 million in 2021 is a direct result of executing on our strategy to build a world-class operating platform for the premium cannabis market,” said Oren Shuster, Chief Executive Officer of IMC. “The network of pharmacies we have acquired in Israel, which includes the country’s largest online pharmacy business, supports a tech-enabled expansion of our patient base to fortify our position as one of the leading retail medical cannabis providers in the country. In Canada, our premium WAGNERS brand and ultra-premium Highland Grow continue to gain market share, with retail sales in Ontario increasing over 50% in Q4 2021 as compared to Q3 20213. With continuous improvements in yields and quality, we have both the capacity and the desired quality attributes to support our discerning customer and patient needs in our addressable markets.

1 Before fair value impacts in cost of sales
2 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"
3 Ontario Cannabis Store, Power BI.

“By leveraging our new trade centre in Israel, cultivation facilities in Canada, and state-of-the-art logistics hub in Germany, we can efficiently move product across our global platform and realize the full benefits of our holistic supply chain. This established infrastructure, when combined with our regulatory expertise and deep understanding of evolving market trends, have positioned IMC for long-term growth as the industry continues to mature.

“Looking forward, we expect revenues in the first quarter to accelerate sequentially and year-over-year, setting the stage for a robust year for IMC. As we see the increasing benefits from our integrated global platform materialize, we expect to achieve positive cash flow and adjusted EBITDA in the second quarter. We are focused on unifying our brands under the same high standards that we have always prioritized, which we believe will contribute to IMC’s leadership position in the premium cannabis industry while ultimately driving sustainable value for our shareholders,” concluded Shuster.

Preliminary Q1 2022 Financial Results

The Company continues to experience meaningful growth across its global platform, primarily in Israel and Canada, reflecting the continued execution of the Company’s strategy, its accelerating international brand presence, its focus on cultivating premium flower, and its global distribution and supply chain model. On a preliminary, unaudited basis, IMC expects Q1 2022 revenue and gross margin to increase sequentially.  The Company expects to release Q1 2022 financial results on or around May 16, 2022.

Recent Company Highlights

•
Completed the strategic acquisition of 51% of the rights in Oranim Pharm partnership (“Oranim Pharm”), one of the largest pharmacies selling medical cannabis in Israel and the largest pharmacy selling medical cannabis in the Jerusalem area. The acquisition was completed following receipt of all requisite approvals, including from the Israeli Medical Cannabis Agency ("IMCA").

•
Completed the acquisition of Revoly Trading and Marketing Ltd., dba Vironna ("Vironna"). Vironna ranks among the top 10 single cannabis dispensing points in Israel and is one of the largest pharmacies in Israel serving the rapidly growing Arab consumer segment of the medical cannabis market.

•
Completed the acquisition of R.A. Yarok Pharm Ltd. ("Pharm Yarok"), a leading medical cannabis pharmacy located in central Israel, and Rosen High Way Ltd. ("Rosen High Way"), a trade and distribution centre with an IMC-GDP license that provides medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel.

•
Completed the acquisition of an IMC-GDP license for distribution of medical cannabis from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies (collectively, "Panaxia"). As part of the transaction, IMC acquired Panaxia's trading house and in-house pharmacy activities, including Israel’s largest retail and online pharmacy business.

•
Focus Medical Herbs Ltd. (“Focus Medical”) successfully imported approximately 399 kilograms of premium, indoor-grown, Canadian dried cannabis following approval from the Ministry of Agriculture to import to the Israeli market in Q4 2021.  Subsequent to Q4 2021, the WAGNERS brand was launched in Israel.

•	Announced the anticipated 2022 launch of WAGNERS brand in the rapidly evolving German medical cannabis market.

Q4 and Full Year 2021 Financial Results

•
Revenues were $20.0 million Q4 2021, representing an increase of 309% from Q4 2020 and 35% sequentially. Revenues in 2021 were $54.3 million, representing an increase of 242% from 2020. Total dried flower sold for the year ended December 31, 2021 was 8,410kg at an average selling price of $4.90 per gram, compared to 2,586kg for the same period in 2020 at an average selling price of $5.75 per gram, derived from the lower average selling price per gram and higher sale volumes the Company gained from its acquisitions of Trichome and MYM.

•
Gross profit, before fair value adjustments, was $3.8 million in Q4 2021 compared to $2.8 million in Q4 2020. Gross profit, before fair value adjustments, was $11.9 million in 2021 compared to $8.8 million in 2020. Gross profit was temporarily impacted in Q4 2021 by COVID-19 restrictions in Canada and Israel, which delayed third party manufacturing and disrupted labor and supply chains.

•	General and administrative expenses were $11.5 million in Q4 2021 compared to $4.2 million in Q4 2020. General and administrative expenses were $32.2 million in 2021 compared to $11.5 million in 2020.

•	Selling and marketing expenses were $3.8 million in Q4 2021 compared to $1.4 million in Q4 2020. Selling and marketing expenses were $8.9 million in 2021 compared to $3.8 million in 2020.

•	Adjusted EBITDA [2] was $(8.3) million in Q4 2021 compared to $(2.4) million in Q4 2020. Adjusted EBITDA was $(22.0) million in 2021 compared to $(4.9) million in 2020.

•	Net loss was $12.5 million in Q4 2021 compared to a net loss of $20.0 million in Q4 2020. Net loss was $18.5 million in 2021 compared to a net loss of $28.7 million in 2020.

•	Basic and diluted loss per share in Q4 2021 of $0.19 compared to basic and diluted loss per share of $0.13 in Q4 2020.

•	Basic and diluted loss per share in 2021 were $0.31 and $0.66, respectively, compared to basic and diluted loss per share of $0.74 in 2020.

•	Cash and cash equivalents totaled $13.9 million at December 31, 2021, compared to $8.9 million at December 31, 2020.

The complete audited consolidated financial statements of the Company and related management's discussion and analysis for the financial years ended December 31, 2021 and 2020, will be available under the Company's SEDAR profile at www.sedar.com.

Q4 and Full Year 2021 Conference Call

Date: Thursday, March 31, 2022
Time: 9:00 a.m. Eastern time (6:00 a.m. Pacific time)
U.S./Canada Dial-in: 1-855-327-6837
Israel Dial-in: 1-809-458-327
Germany Dial-in: 0-800-180-1954
International Dial-in: 1-631-891-4304
Conference ID: 10018676

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Wednesday, April 27, 2022. To listen, call 1-844-512-2921 within the United States or Canada or 1-412-317-6671 when calling internationally and enter replay pin number 10018676. A recording of the conference call will also be available on the events & presentations section of the IM Cannabis investor relations website linked here.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC) (CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company's unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IM Cannabis ecosystem operates in Israel through its commercial relationship with Focus Medical, which cultivates, imports, and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH (“Adjupharm”), where it also distributes cannabis to pharmacies for medical cannabis patients. In Canada, IM Cannabis operates through Trichome Financial Corp. (“Trichome”) and its subsidiaries Trichome JWC Acquisition Corp. (“TJAC”) and MYM Nutraceuticals Inc. (“MYM”), where it cultivates and processes cannabis for the adult-use market at its Ontario, Nova Scotia, and Quebec facilities under the WAGNERS and Highland Grow brands. For more information, please visit www.imcannabis.com.

Disclaimer Regarding Preliminary Financial Information

The financial information presented in this press release is based on preliminary, unaudited financial statements prepared by management, for the first quarter ended March 31, 2022 (the “Q1 Financial Statements”). Accordingly, such financial information may be subject to change. All financial information contained in this news release is qualified in its entirety with reference to the Company's unaudited financial statements for the first quarter ended March 31, 2022, which will be filed on the Company’s SEDAR profile at www.sedar.com on or around May 16, 2022. While the Company does not expect there to be any material changes to the financial information presented in this press release, to the extent that it is inconsistent with the information contained in the Q1 Financial Statements, the financial information contained in this news release shall be deemed to be modified or superseded by such Q1 Financial Statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws.

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the Company’s network of Israeli pharmacies and its tech-enabled expansion of its patient base, its position as a leading medical cannabis provider in Israel, the capacity and quality attributes of the Company’s products to support growth in addressable markets, drivers of the Company’s long-term growth, anticipated revenue and gross margin, sequential improvement and positive cash flow in the first quarter of 2022, the integration of the Company’s global platform, the anticipated closing date of the convertible debenture financing and the Company’s strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan and the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining “de facto” control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: any failure of the Company to maintain “de facto” control over Focus Medical, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses; any determination that the Company is directly engaging in the Israeli medical cannabis market; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture, import, export or use of medical and/or recreational cannabis, as applicable, in Israel, Canada and Germany; any unexpected failure of any of Focus Medical, TJAC or MYM to maintain in good standing or renew all required licenses, permits or authorizations to conduct cannabis activities in their respective jurisdictions; the ability of the Company, its subsidiaries and Focus Medical to maintain primary and ancillary business licenses, permits and approvals; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; any unexpected failure of any of Focus Medical, Adjupharm, Trichome or MYM to maintain in good standing or renew all required licenses, permits or authorizations to conduct cannabis activities in their respective jurisdictions; reliance on the Company’s commercial facilities in Germany and Canada and Focus Medical’s commercial facilities in Israel to conduct medical cannabis activities and any unexpected failure of the Company, its subsidiaries or Focus Medical to maintain such commercial facilities in good standing with all applicable regulations, including all required licenses and permits; any adverse consequences as a result of certain legal proceedings initiated by Israeli municipal authorities against Focus Medical, Oren Shuster, and certain other shareholders and stakeholders of Focus Medical (the “Construction Proceedings”); unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the number of cases of COVID-19, and the ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; unexpected consequences that may arise if Focus Medical were to lose its designation as an essential service in the State of Israel during any current or resurgent COVID-19 outbreak; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; conflict in Eastern Europe; and the Company’s ability to maintain or improve the brand position of the IM Cannabis brand in the Israeli medical cannabis markets.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company's annual information form dated March 31, 2022, which is available on the Company's issuer profile on SEDAR at www.sedar.com. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Financial Outlook

The Company and its management believe that the estimated revenues and gross margin contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered future-oriented financial outlooks and financial information (collectively, "FOFI") under applicable securities laws. These estimates and any other FOFI included herein have been approved by management of the Company as of the date hereof. Such FOFI are provided for the purposes of presenting information about management's current expectations and goals relating to the benefits of existing sales and supply agreements with Focus Medical and Adjupharm, increased sales in Israel through the fulfilment of Focus Medical’s existing supply agreements, increased sales from the resumption of product shipments to Adjupharm and new supply agreements for medical cannabis to be received by Adjupharm in Germany, the inclusion of Panaxia, MYM and Trichome operations in the Company's financial results following closing of the respective acquisitions, additional product launches by Trichome under the WAGNERS brand and the future business of the Company. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above under "Disclaimer for Forward Looking Statements", it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IMC has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any FOFI, whether as a result of new information, future events or otherwise, except as required by securities laws.

Non-IFRS Measures

This press release includes references to "EBITDA", "Adjusted EBITDA" and "Gross Margin", which are non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. EBITDA has no direct, comparable IFRS financial measure. The Company defines adjusted EBITDA as EBITDA adjusted by removing other non-recurring or noncash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring transaction costs included in operating expenses. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. IMC has used or included these non-IFRS measures solely to provide investors with added insight into IMC's financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	For the year ended December 31,		For the three months ended December 31,
	2021*	2020*	2021*	2020*
Operating Loss	$(38,389)	$(8,245)	$(11,722)	$(6,383)
Depreciation & Amortization	$6,004	$930	$2,400	$258
EBITDA	$(32,385)	$(7,315)	$(9,322)	$(6,125)
IFRS Biological assets fair value adjustments, net	$1,586	$(1,659)	$(538)	$(2,284)
Share-based payments	$7,471	$3,382	$2,117	$1,251
Non-recurring costs related to the RTO	-	-	-	-
Costs related to the NASDAQ listing	$1,296	$175	$35	$175
Other Non-recurring costs	-	$520	$(570)	$(5)
Adjusted EBITDA (Non-IFRS)[1]	$(22,032)	$(4,897)	$(8,278)	$(2,420)

*Acquisition costs, in the amount of $4,359 and $32 for the twelve and three months ended December 31, 2021, respectively, have not been adjusted in the above-mentioned table. Had these non-operational acquisition costs been adjusted, the Company’s Adjusted EBITDA for the twelve and three months ended December 31, 2021, would have been $(17,673) and $(8,246), respectively.

	For the year ended December 31,		For the three months ended December 31,
	2021	2020	2021	2020
Net cash provided by (used in):
Operating activities	$(34,372)	$(7,919)	$4,762	$(535)
Investing activities	$(9,012)	$(4,075)	$(7,082)	$(838)
Financing activities	$48,731	$6,740	$2,794	$502
Effect of foreign exchange	$(329)	$213	$(3,687)	$19
Increase (Decrease) in cash	$5,018	$(5,041)	$(3,213)	$(852)

Company Contact:
Maya Lustig
Director, Investor & Public Relations
IM Cannabis
+972-54-677-8100
maya.l@imcannabis.com

Investor Relations:
Brooks Hamilton
Director
MZ Group – MZ North America
+1 949-546-6326
IMCC@mzgroup.us

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

	December 31,
	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,903	$8,885
Restricted deposit	1	18
Trade receivables	16,711	5,501
Advances to suppliers	2,300	3,602
Other accounts receivable	14,481	689
Investments and financial instruments	3,129	-
Loans receivable	2,708	-
Biological assets	1,687	78
Inventories	29,391	8,370

	84,311	27,143
NON-CURRENT ASSETS:
Property, plant and equipment, net	30,268	5,532
Investments	2,429	2,341
Derivative assets	14	-
Right-of-use assets, net	18,162	935
Deferred tax assets, net	16	769
Intangible assets, net	30,885	1,092
Goodwill	121,303	304

	203,077	10,973

Total assets	$287,388	$38,116

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

	December 31,
	2021	2020
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$13,989	$2,605
Bank loans	9,502	-
Other accounts payable and accrued expenses	20,143	3,497
Accrued purchase consideration liabilities	6,039	-
Current maturities of operating lease liabilities	1,554	167

	51,227	6,269

NON-CURRENT LIABILITIES:
Warrants measured at fair value	6,022	16,540
Operating lease liabilities	17,820	823
Long-term loans	392	-
Employee benefit liabilities, net	391	371
Deferred tax liability	6,591	1,503

	31,216	19,237

Total liabilities	82,443	25,506

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital and premium	237,677	37,040
Treasury Stock	(660)	-
Translation reserve	2,614	1,229
Reserve from share-based payment transactions	12,348	5,829
Accumulated deficit	(50,743)	(33,001)

Total equity attributable to shareholders of the Company	201,236	11,097
Non-controlling interests	3,709	1,513

Total equity	204,945	12,610

Total equity and liabilities	$287,388	$38,116

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands

	Year ended December 31,
	2021	2020

Revenues	$54,300	$15,890
Cost of revenues	42,418	7,081

Gross profit before fair value adjustments	11,882	8,809

Fair value adjustments:
Unrealized change in fair value of biological assets	7,210	11,781
Realized fair value adjustments on inventory sold in the year	(8,796)	(10,122)
Total fair value adjustments	(1,586)	1,659
Gross profit after fair value adjustments	10,296	10,468

General and administrative expenses	32,219	11,549
Selling and marketing expenses	8,995	3,782
Share-based compensation	7,471	3,382

Total operating expenses	48,685	18,713

Operating loss	(38,389)	(8,245)

Finance income	22,024	277
Finance expenses	(1,648)	(20,504)

Finance income (expense), net	20,376	(20,227)

Loss before income taxes	(18,013)	(28,472)
Income tax expense	505	262

Net Loss	(18,518)	(28,734)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) on defined benefit plans	21	(30)
Exchange differences on translation to presentation currency	858	1,144

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods	879	1,114

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operation	530	(124)

Total other comprehensive income that will be reclassified to profit or loss in subsequent periods	530	(124)

Total other comprehensive income	1,409	990

Total comprehensive loss	$(17,109)	$(27,744)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands, except per share data

	Year ended December 31,
	2021	2020

Net loss attributable to:
Equity holders of the Company	$(17,763)	$(28,698)
Non-controlling interests	(755)	(36)

	$(18,518)	$(28,734)

Total comprehensive income (loss) attributable to:
Equity holders of the Company	(16,357)	(27,808)
Non-controlling interests	(752)	64

	$(17,109)	$(27,744)

Net loss per share attributable to equity holders of the Company:
Basic	$(0.31)	$(0.74)
Diluted	$(0.66)	$(0.74)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2021	2020
Cash provided from operating activities:

Net loss	$(18,518)	$(28,734)

Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	(7,210)	(11,781)
Fair value adjustment on sale of inventory	8,796	10,122
Fair value adjustment on Warrants, Investments, and Accounts Receivable	(21,638)	20,155
Depreciation of property, plant and equipment	3,021	690
Amortization of intangible assets	1,158	31
Depreciation of right-of-use assets	1,550	209
Impairment of goodwill	275	-
Finance income, net	1,262	72
Deferred tax benefit	278	(66)
Share-based payments expenses	7,471	3,382
Share based acquisition costs related to business combination	807	-

	(4,230)	22,814
Changes in non-cash working capital:
Increase in trade receivables, net	(6,602)	(3,534)
Increase in other accounts receivable and advances to suppliers	845	(1,029)
Decrease in biological assets, net of fair value adjustments	6,412	11,771
Increase in inventories, net of fair value adjustments	(19,707)	(12,729)
Increase in trade payables	5,573	2,135
Changes in employee benefit liabilities, net	28	59
Increase in other accounts payable and accrued expenses	2,661	1,929

	(10,790)	(1,398)

Taxes paid	(834)	(601)

Net cash used in operating activities	(34,372)	(7,919)

Cash flows from investing activities:

Purchase of property, plant and equipment	(4,578)	(2,617)
Proceeds from loans receivable	7,796	-
Purchase of intangible assets	(17)	(93)
Acquisition of subsidiaries	(12,536)	-
Investments in associates	(13)	(1,347)
Proceeds from sale of investment	319	-
Proceeds from (investment in) restricted deposits	17	(18)

Net cash used in investing activities	$(9,012)	$(4,075)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2021	2020
Cash provided by financing activities:

Proceeds from issuance of share capital, net of issuance costs	$28,131	$-
Proceeds from issuance of warrants measured at fair value	11,222	-
Proceeds from exercise of warrants and compensation options	3,682	6,378
Proceeds from exercise of options	133	612
Repayment of lease liability	(633)	(182)
Repayment of lease liability interest	(1,347)	(68)
Proceeds from bank loan	7,804	-
Interest paid in respect of loans	(261)	-

Net cash provided by financing activities	48,731	6,740

Effect of foreign exchange on cash and cash equivalents	(329)	213

Increase (decrease) in cash and cash equivalents	5,018	(5,041)
Cash and cash equivalents at beginning of year	8,885	13,926

Cash and cash equivalents at end of year	$13,903	$8,885

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$1,678	$107
Conversion of warrant and compensation options into common shares	$611	$3,873

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

Schedule A - Acquisition of TFC:
The subsidiary's assets and liabilities at date of acquisition:
Working capital (excluding cash and cash equivalents)	$9,427
Investments	319
Property, plant and equipment	15,193
Right of use assets	15,037
Lease liability	(15,037)
Intangible assets	6,458
Goodwill	67,269
Common shares issued upon the acquisition	(99,028)

$(362)
Schedule B - Acquisition of Panaxia:
The assets and liabilities at date of acquisition:
Inventory	$19
Accrued purchase consideration liability	(126)
Investments	2,837
Property, plant and equipment	88
Intangible assets	776
Goodwill	3,240

$6,834
Schedule C - Acquisition of MYM:
The subsidiary's assets and liabilities at date of acquisition:
Working capital (excluding cash and cash equivalents)	$4,471
Loan payables	(915)
Property, plant and equipment and right of use assets	6,735
Lease liability	(873)
Deferred tax liability	(4,061)
Intangible assets	17,200
Goodwill	39,932
Common shares issued upon the acquisition	(62,620)

$(131)

Schedule D - Acquisition of Pharm Yarok:
The subsidiary's assets and liabilities at date of acquisition:
Working capital deficit (excluding cash and cash equivalents)	$(646)
Accrued purchase consideration liability	(1,332)
Property, plant and equipment	1,145
Long-term loans	(1,042)
Deferred tax liability	(224)
Intangible assets	974
Goodwill	4,294

$3,169
Schedule E - Acquisition of Vironna:
The subsidiary's assets and liabilities at date of acquisition:
Working capital (excluding cash and cash equivalents)	$44
Accrued purchase consideration liability	(1,855)
Property, plant and equipment	210
Deferred tax liability	(532)
Intangible assets	2,316
Goodwill	2,250
Non-controlling interest	(1,026)

$1,407
Schedule F - Acquisition of Oranim:
The subsidiary's assets and liabilities at date of acquisition:
Working capital deficit (excluding cash and cash equivalents)	$595
Accrued purchase consideration liability	(2,726)
Property, plant and equipment	389
Right of use assets	1,312
Lease liability	(1,312)
Intangible assets	2,991
Deferred tax liability	(688)
Goodwill	2,907
Non-controlling interest	(1,849)

$1,619